                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                      INTERNATIONAL NURSING SERVICES, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    460093404
                                 (CUSIP Number)

                                 Laura Huberfeld
                 152 West 57th Street, New York, New York 10019
                                  212-581-0500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 19, 1996
             (Date of Event which Requires Filing of this Statement)

                          ---------------------------

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                    Schedule 13D
--------------------------------------------------------------------------------
CUSIP No. 460093404                    13D                     Page 2 of 7 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Laura Huberfeld

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [x]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                                    U.S.A.

                           7.       SOLE VOTING POWER
   NUMBER OF                        335,342
     SHARES
 BENEFICIALLY              8.       SHARED VOTING POWER
   OWNED BY                         -0-
     EACH
  REPORTING                9.       SOLE DISPOSITIVE POWER
 PERSON WITH                        911,342

                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    911,342

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                    [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    13.92%

14.      TYPE OF REPORTING PERSON*
                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                                                    Schedule 13D
--------------------------------------------------------------------------------
CUSIP No. 460093404                    13D                     Page 3 of 7 Pages


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Naomi Bodner

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                                    U.S.A.

                           7.       SOLE VOTING POWER
  NUMBER OF                         335,342
   SHARES
 BENEFICIALLY              8.       SHARED VOTING POWER
   OWNED BY                         -0-
    EACH
  REPORTING                9.       SOLE DISPOSITIVE POWER
 PERSON WITH                        911,342

                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    911,342

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    13.92%

14.      TYPE OF REPORTING PERSON*
                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                                                    Schedule 13D
--------------------------------------------------------------------------------
CUSIP No. 460093404                    13D                     Page 3 of 7 Pages


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Huberfeld/Bodner Family Foundation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [x]

 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                                    New York

                           7.       SOLE VOTING POWER
  NUMBER OF                         -0-
   SHARES
 BENEFICIALLY              8.       SHARED VOTING POWER
   OWNED BY                         -0-
    EACH
  REPORTING                9.       SOLE DISPOSITIVE POWER
 PERSON WITH                        240,000

                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    240,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    4.02%

14.      TYPE OF REPORTING PERSON*
                                    CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                               Page 5 of 7 Pages

         This statement constitutes Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 30, 1996 (the "Original Statement"), of the Huberfeld/ Bodner Foundation (the "Foundation"), Laura Huberfeld and Naomi Bodner (collectively, the "Reporting Persons"), filing jointly. All defined terms hereunder have the meanings set forth in the Original Statement. This Amendment No. 1 reflects certain material changes in the information set forth in the Original Statement, as follows:

Item 2.  Identity and Background.

         (e) During the last five years, the Foundation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to the violation of any federal or state securities law, except that, without admitting or denying any findings of fact, Mr. Huberfeld, Vice President of the Foundation, and Broad Capital Associates, Inc. ("Broad"), a New York corporation of which Mr. Huberfeld is President, consented to the entry of an order of the Securities and Exchange Commission, dated September 26, 1996, ordering them to cease and desist from committing or causing violations and any future violations of Section 5 of the Securities Act of 1933 and also requiring them to disgorge profits, in the amount of approximately $426,790 (including interest), resulting from certain transactions in unregistered securities of an unaffiliated corporation.

Item 5.  Interest in Securities of the Issuer.

         (a) The following table shows the beneficial ownership of each of the Reporting Persons in the Company's Common Stock, the basis of such ownership, and the percentage of the total number of outstanding shares of Common Stock as of January 10, 1997. The table assumes that the Conversion Price of the Preferred Stock is $1.25 per share. The table assumes further that all Preferred Stock and Warrants were converted and exercised, as the case may be, and that the total number of outstanding shares of the Company's Common Stock is 5,729,976 prior to such conversion and exercise.

                               Number of Shares               Percentage of
Name                          Beneficially Owned             Outstanding Shares
----                          ------------------             ------------------
Huberfeld/Bodner
Family Foundation(1)               240,000                         4.02%

Laura Huberfeld(2)                 911,342                         13.92%

Naomi Bodner(2)                    911,342                         13.92%


(1)      Consists of 80,000 shares issuable upon conversion of

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                                                               Page 6 of 7 Pages

         Preferred Stock and 160,000 shares issuable upon exercise of Warrants.

(2) Consists of 335,342 shares of Common Stock, 192,000 shares issuable upon conversion of Preferred Stock and 384,000 shares issuable upon exercise of Warrants. Does not include shares and Warrants owned by Foundation.

         (b) Mmes. Huberfeld and Bodner each disclaim beneficial ownership in the Common Stock that are owned by the other party and by Foundation and that are reported herewith. In addition, Foundation disclaims beneficial ownership in the Common Stock owned by Mmes. Huberfeld and Bodner. There is no written arrangement respecting voting and dispositive powers with respect to the Common Stock.

         (c) On December 19, 1996 the Foundation converted 10 shares of Preferred Stock, including all accrued dividends, into 137,243 shares of Common Stock, at a conversion price of $.7594 per share. On January 10, 1997, Ms. Huberfeld and Ms. Bodner each converted 24 Shares of Preferred Stock, including all accrued dividends, into 335,342 shares of Common Stock, at a conversion price of $.75 per share. The following sale transactions were effected by the Foundation during the past sixty days:

                 Purchase or
Date              Sale             Amount        Price per Share
----           -----------         ------        ---------------
12/06/96          Sale             43,000            1.03125
12/18/96          Sale             27,500            0.98438
12/18/96          Sale             42,000            0.96875
12/19/96          Sale             12,500            1.0
12/19/96          Sale              7,500            1.03125
12/23/96          Sale              4,743            1.0625

         (e) On December 19, 1996, the Foundation ceased to be the beneficial owner of more than 5% of the Company's Common Stock.


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                                                               Page 7 of 7 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 1997

                                       HUBERFELD/BODNER FAMILY FOUNDATION

                                       By: /s/ Murray Huberfeld
                                          -----------------------------------
                                          Title: Vice-President

                                           /s/ Laura Huberfeld
                                          -----------------------------------
                                          Laura Huberfeld

                                           /s/ Naomi Bodner
                                          -----------------------------------
                                          Naomi Bodner